

05043545

COMMISSION
0549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48407

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
EUROPEAN INVESTORS CORPORATE FINANCE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
OLGA BARBA (212) 644-0794
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Davies Munns & Dobbins, LLP
(Name – *if individual, state last, first, middle name*)

60 East 42nd Street (Address) New York (City) NY (State) 10165 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Stuart Mackintoch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EUROPEAN INVESTORS CORPORATE FINANCE, INC., as of December 31, 2004, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OLGA BARBA
Notary Public, State of New York
No. 01BA5067488
Qualified in Westchester County
Commission Expires October 15, 2006

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges
- ☐ (p) Statement of Secured Amount and funds Held in Separate Accounts for Foreign Futures and Options Customers Pursant to Commission Regulation 30.7.
- ☑ (q) Independent Auditor's Supplementary Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAY 1 6 2005
WASH. D.C.
203
SECTION

EUROPEAN INVESTORS CORPORATE FINANCE, INC.

(a wholly-owned subsidiary of
European Investors Holding Company, Inc.)

STATEMENT OF FINANCIAL CONDITION AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2004



O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
and Stockholder of
European Investors Corporate Finance, Inc.

We have audited the accompanying statement of financial condition of European Investors Corporate Finance, Inc. (a wholly owned subsidiary of European Investors Holding Company, Inc.) as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of European Investors Corporate Finance, Inc. at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

O'Connor Davies Munns & Dobbins, LLP

New York, NY
February 3, 2005

EUROPEAN INVESTORS CORPORATE FINANCE, INC.
(a wholly-owned subsidiary of European Investors Holding Company, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 647,021
Prepaid expense	7,628
Due from Parent Company	75,924
	$ 730,573

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable	$ 5,146
Due to affiliate	325,003
Total liabilities	330,149
Stockholder's equity	
Common stock - $1 par value, 10,000 shares authorized; 1,000 shares issued and outstanding	1,000
Additional paid-in capital	49,000
Retained earnings	350,424
Total stockholder's equity	400,424
Total liabilities and stockholder's equity	$ 730,573

See notes to financial statements.

1. Summary of Significant Accounting Policies

Organization

European Investors Corporate Finance, Inc. (the "Company") is a wholly-owned subsidiary of European Investors Holding Company, Inc. (the "Parent"). The Company is registered as a broker dealer with the National Association of Securities Dealers, Inc. ("NASD") and advises on the structuring, negotiation and implementation of mergers, acquisitions, sales and joint ventures to European and U.S. companies engaged in cross border transactions, and the private placement of securities in connection with U.S. real estate investments on behalf of its clients.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include short-term cash investments and money market investments with maturities of three months or less at date of acquisition.

Revenue Recognition

Management fee revenue is recorded as follows: advisory fees are based upon contractual agreements; success fees accrue based on percentage of completion and are payable only upon final completion of the transaction. For the year ended December 31, 2004 there were no advisory fees or success fees earned or accrued by the Company.

Fair Value of Assets and Liabilities

The Company's financial instruments and other assets and liabilities are carried at fair value or amounts approximating fair value.

2. Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company accounts for income taxes under the liability method. Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial accounting purposes and the amounts used for income tax purposes

The Company is included in the consolidated federal, state and local tax returns of the Parent. Tax benefits associated with net operating losses have been provided for on a separate company basis after taking into account the consolidated and combined federal, state and local taxable income.

2. Related Party Transactions

The Company shares office space with the Parent and other subsidiaries of the Parent. Another subsidiary of the Parent pays all employment costs, occupancy costs and most other administrative expenses and then allocates these costs based upon the percentage of time that the employees spend supporting the Company. During the year ended December 31, 2004, $50,199 of such expenses were allocated to the Company. Operating results of the Company may be significantly different from those that would have been obtained if the entity were autonomous.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $272,538 which was $250,529 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital ratio was 1.1 to 1. Unpaid expense at December 31, 2004 is shown as due to affiliate in the Statement of Financial Condition.

4. Concentrations of Risk

At December 31, 2004, the Company had approximately $547,024 of cash and cash equivalents on deposit with one financial institution, in excess of federally insured limits.

EUROPEAN INVESTORS CORPORATE FINANCE, INC.
a wholly-owned subsidiary of European Investors Holding Company, Inc.)

NOTES TO FINANCIAL STATEMENTS
(Continued)

5. Income Taxes

The Company provides for federal, state and local income taxes on a separate company basis, at the statutory tax rates. The difference between the effective income tax rate and the federal statutory rage is attributable to state and local taxes and intercompany allocations.



O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

SUPPLEMENTARY REPORT OF INDEPENDENT AUDIUTORS ON INTERNAL CONTROL

To the Board of Directors and Stockholder of
European Investors Corporate Finance, Inc.
(a wholly-owned subsidiary of European Investors Holding Company, Inc.)

In planning and performing our audit of the financial statements of European Investors Corporate Finance, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(aXll) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's criteria.

This report recognizes that it is not practicable in an organization the size of European Investors Corporate Finance, Inc. to achieve all the divisions and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, the shareholder, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

February 3, 2005
New York, NY